Exhibit 99.1

China Yuchai International’s reporting of selected unaudited fourth quarter and full year 2010 financial results

Singapore, Singapore – February 28, 2011 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”) announced today that although it has generally released detailed unaudited fourth quarter and full year financial results approximately two months following the end of such periods, it will not be able to do so until a later date with regard to the fourth quarter and full year ended December 31, 2010 as its main operating joint-venture subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), has only very recently closed its financial accounts for fiscal year 2010 which has lengthened the financial reporting process.

China Yuchai is therefore able to release at this time only selected unaudited consolidated financial data for the full year ended December 31, 2010 and the fourth quarter of 2010.

Net revenues for the fourth quarter of 2010 were RMB 4.0 billion (US$ 606.5 million) compared with RMB 3.2 billion (US$ 490.6 million) in the fourth quarter of 2009. The total number of diesel engines sold during the fourth quarter of 2010 increased to 115,460 from 101,363 units in the fourth quarter of 2009, and from 109,023 units during the third quarter of 2010.

Net revenues for fiscal 2010 increased 24.7% to RMB 16.4 billion (US$ 2.5 billion) from RMB 13.2 billion (US$ 2.0 billion) in 2009. The total number of diesel engines sold in 2010 was 551,592 units, a 17.9% increase compared with 467,899 units sold in 2009. The increase in net revenues was a result of greater unit volume across the board and better sales mix.

Net income attributable to China Yuchai shareholders increased 79.9% to RMB 1.13 billion, (US$ 170.6 million) in 2010 from RMB 628.3 million (US$ 94.9 million) in 2009.

The Company will report the detailed unaudited consolidated financial results for the fourth quarter and full year 2010 as soon as they are available which will be followed by an earnings call for the investment community.

Disclosure Regarding Selected Unaudited Financial Data

Only selected unaudited financial data of the Company as is currently available has been presented above and this data may differ materially from that reflected in the full unaudited consolidated financial results and the audited consolidated financial results for 2010 of the Company to be released when they are available. The above data should be read in conjunction with such full unaudited and audited consolidated results to be released in the future, and shareholders and investors are advised not to place undue reliance on the data presented above.

Exchange Rate Information

The Company’s functional currency is the U.S. dollar and its reporting currency is Renminbi. The translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of RMB 6.6227 = US$1.00, the rate quoted by the People’s Bank of China at the close of business on December 31, 2010. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on December 31, 2010 or at any other date.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2010, GYMCL sold 551,592 diesel engines and is recognised as a leading manufacturer and distributor of diesel engines in China. For more information, please visit http://www.cyilimited.com

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project,” “targets,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and condition. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to update the forward-looking information in the future.
For more information, please contact:

Kevin Theiss / Dixon Chen

Grayling

Tel: +1-646-284-9409

Email: kevin.theiss@grayling.com

dixon.chen@grayling.com